SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             Neose Technologies, Inc
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   640522108
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No.  640522108                   13G                     Page 2 of 5 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lindsay A. Rosenwald, M.D.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                  5    SOLE VOTING POWER

                       505,654
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          562,769
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             505,654
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       562,769
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,068,423
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7.6%
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12  TYPE OF REPORTING PERSON*

    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Dr. Rosenwald is the chairman and chief executive officer of Paramount Capital Asset Management, Inc. (PCAM), which serves as the managing member of Aries Select I LLC (Select I) and Aries Select II LLC (Select II) and as the investment manager to the Aries Select, Ltd., a Cayman Island exempted company (Select Ltd.), each of which owns securities of the Issuer as follows:

Select I: 167,133 Shares
Select II: 37,942 Shares
Select Ltd.: 357,694 Shares

Dr. Rosenwald shares voting and dispositive power with PCAM over the securities held by Select I, Select II and Select, Ltd., respectively.


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

ITEM 1(a).  NAME OF ISSUER:

            Neose Technologies, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            102 Whitman Road
            Horsham, PA 19044

ITEM 2(a)   NAME OF PERSON FILING:

            This statement is filed Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" or "Reporting Party"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

            Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole stockholder of Paramount Capital Asset Management, Inc., a Delaware corporation. Paramount Capital is the General Partner to each of Select I, and Select II, limited liability companies established in Delaware and is also the investment manager to Select, Ltd., a Cayman Islands exempted company.

            Dr. Rosenwald, Paramount Capital, Select I and Select II and Select, Ltd. and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019.

ITEM 2(c).  CITIZENSHIP:

            Dr. Rosenwald is a citizen of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $.01 par value per share.

ITEM 2(e).  CUSIP NUMBER: 640522108

ITEM 3.     |X| CHECK THIS BOX IF THIS STATEMENT IS FILED PURSUANT TO RULE
            13d-1(c)

ITEM 4.     OWNERSHIP


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

            For information concerning the ownership of Common Stock of the Company by the Reporting Party, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in a transaction having that purpose and effect.


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

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Lindsay A. Rosenwald, M.D.


Dated: February 12, 2002         By:  /s/ Lindsay A. Rosenwald
                                    --------------------------------------------
New York, NY                     Name:  Lindsay A. Rosenwald, M.D.
                                 Title: Chairman and Chief Executive Officer
                                        Paramount Capital Asset Management, Inc.


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